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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2011 PROCESSING WASH. D.C. SECTION

SEC FILE NUMBER
8-24662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2010** (MM/DD/YY) AND ENDING **December 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Creative/CW Equities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 Rockledge Drive – Suite 400A
(No. and Street)

Bethesda, Maryland 20817
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Warren F. Siegel, President **Office number 1-301-896-9001**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Korwek & Company, PA
(Name – *if individual, state last, first, middle name*)

1113 Odenton Road **Odenton, Maryland 21113-1606**
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Warren F. Siegel**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Creative/CW Equities Corporation**, as of **December 31**, 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

JANICE L. MCCURRY
Notary Public - State of Florida
My Comm. Expires Jul 27, 2014
Commission # EE 12426
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIVE/ CW EQUITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash and cash equivalents	$ 11,217	$ 10,846
Total current assets	11,217	10,846
OTHER ASSETS	-	-
	$ 11,217	$ 10,846

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts payable	-	-
Income taxes payable	-	-
Total current liabilities	-	-
LONG-TERM OBLIGATIONS - net of current maturities	-	-
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, authorized 1,000 shares; issued and outstanding, 500 shares	500	500
Additional paid-in capital	22,894	22,894
Accumulated deficit	(12,177)	(12,548)
	11,217	10,846
	$ 11,217	$ 10,846

The accompanying notes are an intergral part of these financial statements

CREATIVE/ CW EQUITIES CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUE		
Commissions	$ -	$ -
Revenue from sale of investment company shares	-	-
Market gain (loss) on firm securities investment accounts	-	-
Other revenue	55,000	2,884
Total revenue	55,000	2,884
EXPENSES		
Salaries and other employment costs voting stockholder officers	50,000	-
Commissions registered representatives	-	-
Other compensation and benefits	-	-
Regulatory fees and expenses	565	2,854
Other expenses	4,064	429
Total expenses	54,629	3,283
Net income before income taxes	371	(399)
Provision for income taxes		
Federal	-	-
State	-	-
	-	-
NET INCOME	$ 371	$ (399)

The accompanying notes are an intergral part of these financial statements

CREATIVE/ CW EQUITIES CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS' EQUITY
Balance at January 1, 2008	$ 500	$ 22,894	$ (12,149)	$ 11,245
Net income from operations	-	-	(399)	(399)
Balance at December 31, 2008	500	22,894	(12,548)	10,846
Net loss from operations	-	-	371	371
Balance at December 31, 2009	$ 500	$ 22,894	$ (12,177)	$ 11,217

The accompanying notes are an intergral part of these financial statements

CREATIVE/ CW EQUITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FROM OPERATING ACTIVITIES		
Net income (loss) from operations	$ 371	$ (399)
Adjustments to reconcile net income to net cash		
Depreciation and amortization	-	-
Market loss (gain) on investment securities	-	-
Changes in assets and liabilities:		
(Increase) decrease:		
Prepaid taxes	-	-
Increase (decrease):		
Income taxes payable	-	-
Accounts payable	-	-
Cash provided by operating activities	371	(399)
CASH (PROVIDED) USED BY INVESTING ACTIVITIES		
Acquisition of property and equipment	-	-
CASH FROM FINANCING ACTIVITIES		
Cash used for financing activities	-	-
INCREASE (DECREASE) IN CASH	371	(399)
CASH, BEGINNING OF YEAR	10,846	11,245
CASH, END OF YEAR	$ 11,217	$ 10,846

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2010	2009
Cash paid during the year for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

The accompanying notes are an intergral part of these financial statements

CREATIVE/ CW EQUITIES CORPORATION

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Liabilities subordinated to general creditors at beginning of period	$ -	$ -
Changes	-	-
Liabilities subordinated to general creditors at end of period	$ -	$ -

The accompanying notes are an intergral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Creative /CW Equities Corporation (The Company) is a Direct Participation Broker specializing in gas and oil interests, tax shelters and limited partnerships. The Company was incorporated in Maryland and started operations in August 1980. The Company is registered and licensed to conduct business in the District of Columbia, Maryland, Virginia, Pennsylvania, New York, Illinois, California, and Florida. The Company is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. <u>Cash and Cash Equivalents</u> - The Company considers investments in money market accounts and certificates of deposit purchased with maturities of three months or less to be cash equivalents.

2. <u>Revenue Recognition</u> - Commissions and fees earned on gas and oil interests, tax shelters and limited partnerships are recognized as the income is received.

3. <u>Earnings per share</u> - Earnings per share are calculated using the weighted average of shares of capital stock outstanding during each year. The income (loss) per share amounted to $0.74 and ($0.80) for the years ended December 31, 2010 and 2009, respectively.

4. <u>Advertising costs</u> – Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2010 and 2009 were $-0- and $-0-, respectively.

5. <u>Income taxes</u> – The Company accounts for income taxes in using the asset and liability approach to financial accounting and reporting. Current income taxes are based on the years' taxable income.

6. <u>Fair value of financial instruments</u> – The fair values of the Company's assets are carried at fair value or contracted amounts which approximate fair value.

NOTE B - CONCENTRATIONS OF CREDIT RISK

The Company's has a specialized mix of products for distribution. The discretionary nature of its customer base and geographic restrictions to customers, coupled with the economic fluctuations in those geographic areas, as well as changes in the investment choices of its customer base, could materially affect the Company's operations.

NOTE C - INCOME TAXES

The Company's provision for income taxes for the years ended December 31, 2010 and 2009 amounted to $-0- and $-0- respectively. The Company has a Net Operating Loss carry forward of $325.00 which can be used to offset future earnings.

NOTE D - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the years ended December 31, 2010 and 2009.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010 and 2009, the Company had net capital of $11,217 and $10,846, which were $6,217 and $5,846 in excess of its required net capital of $5,000.

The firm does not hold funds or securities for customers, therefore, the firm is exempt form Rule 15c3-3 under Section 15c3-3(k)(2)(i)

NOTE F – RELATED PARTY TRANSACTIONS WITH AFFILIATES

The Company stockholders have common ownership with other entities. The stockholders provide management and financial support that is not compensated. The other entities pay certain operating expenses of the Company which are not intended to be repaid. Therefore, the financial condition and results of operations of the Company could be materially different had the aforementioned related party transactions been handled differently.

SUPPLEMENTAL INFORMATION

CREATIVE/ CW EQUITIES CORPORATION

ADJUSTMENT OF STOCKHOLDERS' EQUITY

DECEMBER 31, 2010 AND 2009

	2010	2009
Stockholders' equity from statement of financial condition	$ 11,217	$ 10,846
Excess of market value over cost on short-term marketable securities	-	-
Adusted stockholders' equity	$ 11,217	$ 10,846

CREATIVE/ CW EQUITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010 AND 2009

	2010	2009
NET CAPITAL		
Adjusted stockholders' equity	$ 11,217	$ 10,447
Additions to net capital	-	-
Deduct stockholders' equity not qualified for net capital	-	-
Total ownership equity qualified for net capital	11,217	10,447
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Other (deduction) or allowable creditors (lists)	-	-
Total capital and allowable subordinated liabilities	11,217	10,447
Deductions and/or charges		
Non-allowable assets		
Petty cash	-	-
Commissions and accounts receivable	-	-
Prepaid insurance and expenses	-	-
Prepaid taxes	-	-
Property and equipment, less 50% of secured liability	-	-
Other assets	-	-
Secured demand note deficiency	-	-
Commodity futures and spot commodities	-	-
Proprietary capital charges	-	-
Net capital before haircut on securities positions	11,217	10,447
Haircuts on securities		
Contractural securities commitments	-	-
Subordinated securities borrowings	-	-
Trading and investment securities	-	-
Stocks	-	-
Exempted securities	-	-
Debt securities	-	-
Options	-	-
Other securities	-	-
Undue concentrations	-	-
Other	-	-
Net capital	$ 11,217	$ 10,447
NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ -	$ -
Net capital in excess of requirements	11,217	10,447
	$ 11,217	$ 10,447
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ -	$ -
Adjustments	-	-
Net aggregate indebtedness	$ -	$ -
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.00%	0.00%

CREATIVE/ CW EQUITIES CORPORATION
RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
December 31, 2010

	Per Unaudited Form X-17 A-5	Audited Statement of Operations	Differences
REVENUE			
Commissions on transactions in exchange listed equity securities executed on an exchange	$ -	$ -	$ -
Commissions on listed options transactions	-	-	-
All other securities commissions	-	-	-
Gains or losses on firm securities investment accounts	-	-	-
Revenue from the sale of investment company shares	-	-	-
Fees for supervision, investment, advisory and administrative services	-	-	-
Other revenue	55,000	55,000	-
Total revenue	55,000	55,000	-
EXPENSES			
Salaries and other employment costs (including management fees) voting shareholder officers	50,000	50,000	-
Other compensation and benefits	-	-	-
Interest expense	-	-	-
Regulatory fees and expenses	565	565	-
Other expenses (including state income tax)	4,064	4,064	-
Total expenses	54,629	54,629	-
Net income before provision for federal income taxes	371	371	-
Provision for federal income taxes	-	-	-
NET INCOME	$ 371	$ 371	$ -

No differences were noted during the 2010 reporting year.

CREATIVE/ CW EQUITIES CORPORATION
RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
December 31, 2010

	Per Unaudited Form X-17 A-5	Audited Statement of Operations	Differences
REVENUE			
Commissions on transactions in exchange listed equity securities executed on an exchange	$ -	$ -	$ -
Commissions on listed options transactions	-	-	-
All other securities commissions	-	-	-
Gains or losses on firm securities investment accounts	-	-	-
Revenue from the sale of investment company shares	-	-	-
Fees for supervision, investment, advisory and administrative services	-	-	-
Other revenue	55,000	55,000	-
Total revenue	55,000	55,000	-
EXPENSES			
Salaries and other employment costs (including management fees) voting shareholder officers	50,000	50,000	-
Other compensation and benefits	-	-	-
Interest expense	-	-	-
Regulatory fees and expenses	565	565	-
Other expenses (including state income tax)	4,064	4,064	-
Total expenses	54,629	54,629	-
Net income before provision for federal income taxes	371	371	-
Provision for federal income taxes	-	-	-
NET INCOME	$ 371	$ 371	$ -

No differences were noted during the 2010 reporting year.

CREATIVE/ CW EQUITIES CORPORATION
RECONCILIATION OF FORM X-17A-5 SCHEDULE II-A
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
December 31, 2010

Net capital per unaudited Form X-17A-5 Schedule IIA		$ 11,217
Increases		
None	-	
		-
Decreases		
None	-	
		-
Net capital per supplemental schedule in audited financial statement computed in accordance with rule 15c3-1 of the Securities and Exchange Commission		$ 11,217

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Creative/CW Equities Corporation

We have examined the financial statements of Creative/CW Equities Corporation for the year ended December 31, 2010, and have issued our report thereon dated February 11, 2011. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5 (g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Creative/CW Equities Corporation that we considered relevant to objectives stated in rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of an internal accounting control system are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Creative/CW Equities Corporation taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), the State of Maryland and other states' securities regulators and should not be used for any other purpose.

Korwek & Company, PA

February 11, 2011

Creative/CW Equities Corporation

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

DECEMBER 31, 2010 AND 2009

KORWEK & COMPANY, P.A.
Certified Public Accountants

Creative/CW Equities Corporation

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

DECEMBER 31, 2010 AND 2009

CONTENTS

	Page
AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
STATEMENTS OF FINANCIAL CONDITION	4
STATEMENTS OF OPERATIONS	5
STATEMENTS OF STOCKHOLDERS' EQUITY	6
STATEMENTS OF CASH FLOWS	7
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	8
NOTES TO FINANCIAL STATEMENTS	9
SUPPLEMENTAL INFORMATION	
ADJUSTMENT OF STOCKHOLDERS' EQUITY	12
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	13
RECONCILIATION OF FORM X-17A-5, SCHEDULE II ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE TO AUDITED FINANCIAL STATEMENTS	14
RECONCILIATION OF FORM X-17A-5, SCHEDULE II-A COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED FINANCIAL STATEMENTS	15
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL	16-17

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITORS' REPORT

Board of Directors
Creative/CW Equities Corporation

We have audited the accompanying statements of financial condition of Creative/CW Equities Corporation as of December 31, 2010 and 2009 and the related statements of operations, stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative/CW Equities Corporation as of December 31, 2010 and 2009 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Korwek & Company, PA

February 11, 2011